Mail Stop 3561

December 7, 2009

Mr. Nana Baffour, CEO
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022

> **Re: Midas Medici Group Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on November 25, 2009**
> **File No. 333-161522**

Dear Mr. Baffour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

S-1/A3

Unaudited Pro Forma Condensed Consolidated Financial Data
Note 4 – Adjustments of Pro Forma Condensed Consolidated Statements of Operations, page 24

1. Please remove the effect of the recapitalization and related adjustments from the pro forma financial statements as the recapitalization transaction has already been presented in the financial statements included in the registration statement (i.e. as of September 30, 2009). If you choose to continue to present pro forma information, it should only reflect adjustments related to the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

2. Please revise to present more detailed results of operations for the interim period ended September 30, 2009.

Midas Medici Group Holdings, Inc. (Formerly Mondo Acquisition I, Inc. Financial Statements, F-2

3. Please remove the separate financial statements of the shell company, Midas Medici Group Holdings, Inc. for the years ended December 31, 2008 and 2007 from the registration statement, as they no longer represent the financial statements of the registrant.

Condensed Consolidated Statement of Stockholders' Deficit (Unaudited), F-12

4. It appears that your share balance of 2,735,516 is inconsistent with the shares outstanding of 2,310,516 disclosed on page 7. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock of Midas Medici Holdings, Inc. prior to the merger plus shares issued to effect the merger. It appears that the share balance of 2,735,516 presented here does not include the impact of the 425,000 Midas Medici Holdings, Inc. shares returned to treasury on July 29, 2009 as disclosed on F-17 of amendment 2 of the S-1 filed on November 3, 2009. Please clarify or revise.

5. Please note that in a recapitalization the additional paid in capital and accumulated deficit of Midas Medici Holdings, Inc. prior to the transaction (i.e. the shell company) should be eliminated through additional paid in capital of the reporting entity. In addition, the additional paid in capital of the reporting entity should be adjusted for the elimination of the common stock held by Utilipoint prior to the transaction and for the shares issued to effect the transaction. Based on the above, please provide a detailed analysis of the adjustment of $(637,008) recorded to additional paid in capital as a result of the recapitalization.

6. Please provide a detailed discussion to support your adjustment of $973,975 to remove the historical treasury stock of Utilipoint as part of the recapitalization transaction.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 – Description of Business, F-14

7. It appears from your disclosure here and on page 2 that in July 2009 Utilipoint acquired a 60% interest in The Intelligent Project, LLC. We note that you have accounted for the acquisition as a combination of entities under common control. Please provide a detailed discussion of your accounting treatment and cite the

specific authoritative literature utilized. Your response should specifically address the following:

- the specific fact pattern that was utilized to determine that common control was achieved (i.e. how common control was achieved in both entities)
- the consideration exchanged to effect the transaction and where it was recorded in your financial statements
- how you accounted for the remaining 40% interest that was not acquired (i.e. non-controlling interest).

Utilipoint International, Inc. Audited Financial Statements for the Years Ended December 31, 2008 and 2007
General

8. Please note that since you have consummated the recapitalization, the historical financial statements of Utilipoint, retroactively restated to give effect to the merger, are now those of Midas Medici. In order to comply with Article 8-02 of Regulation S-X, you must present the <u>audited</u> restated historical financial statements of Midas Medici as of and for the fiscal years ended December 31, 2008 and 2007. Please revise your registration statement to comply. Please note that the audit report must appropriately refer to Midas Medici's historical financial statements on a post-recapitalization basis and be re-dated as well.

Consolidated Statement of Operations, F-26

9. In a recapitalization, Midas Medici's historical statements of shareholder's equity, weighted average shares outstanding and earnings per share data (i.e. for periods prior to the recapitalization) should be retroactively restated, thus your financial statements should include audited restated balance sheets, statements of income, cash flows and shareholder's equity, as necessary. Please revise.

Form 10-Q for the Quarter Ended September 30, 2009
General

10. Please revise your Form 10-Q, as necessary, to comply with our comments above on your registration statement.

Item 4T – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 21

11. We note that you have concluded that your disclosure controls and procedures were ineffective as of September 30, 2009. Please revise to disclose the reasons supporting your conclusion. In your disclosure, please discuss the following in detail:

- the nature of any material weakness(es) identified.

- when each material weakness was identified, by whom it was identified and when each material weakness first began.
- Management's current plans, if any, to remediate the weakness(es).

Section 302 Certifications

12. We note that your Section 302 certification does not comply with the language require by Item 601(31) of Regulation S-K in the following respect:

- In item (c) to paragraph four, you included the following language: "and evaluated the effectiveness of our internal control over financial reporting, and presented in this report our conclusions about the effectiveness of our internal control over financial reporting."

Please remove this verbiage as it is not consistent with the requirements of Item 601(31) of Regulation S-K.

Other Exchange Act Filings

13. At the date of the recapitalization, we note that J. H. Cohn was your independent registered accounting firm. Please note that in a recapitalization transaction if the accounting acquiree (i.e. Midas Medici) and accounting acquirer (i.e. Utilipoint) had two separate auditors immediately prior to the transaction, a change in accountants has occurred. The auditor that is no longer associated with the registrant on a post-merger basis is considered the predecessor auditor. In this situation, we note that both RBSM and REDW are no longer associated with the registrant, therefore, they are both considered to be predecessor auditors and you must report the termination of both engagements. Please file an Item 4.01 Form 8-K reporting the termination of your relationship with REDW.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to

Cathey Baker at (202) 551-3326 or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas A. Rose, Esq.
        Fax: (212) 930-9725